Kevin L. Crudden
Vice President & General Counsel
March 30, 2010
VIA EDGAR AND FACSIMILE
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Mail Stop 4561
Attn: Stephen Krikorian, Accounting Branch Chief

Re:	Digital River, Inc. Item 4.02 Form 8-K filed February 23, 2010 Item 4.02 Form 8-K/A filed March 9, 2010 File No. 000-24643
Dear Mr. Krikorian:
     On behalf of Digital River, Inc., a Delaware corporation (the “Company”), I am writing in response to your comment letter dated March 24, 2010 (the “Comment Letter”) regarding the Company’s disclosures in its filings identified above.
Response to Staff Comments
     The Company acknowledges the Staff’s comments and respectfully submits the following responses. The text of the Staff’s comments has been reproduced below, for your convenience.
Form 8-K’s filed on February 23, 2010 and March 9, 2010
     Comment 1. We note your responses to our prior comments 2 and 3. Please expand upon your responses to address the following items:
•	Please explain in greater detail why this error occurred.

•	Explain management’s original conclusion that the accounting entry was correct, including why your independent accountant agreed with such conclusion at the end of your first quarter.

•	We note your disclosure that management determined on February 19, 2010, that prior financial statements should no longer be relied upon as a result of this error. Your response states that your review of the convertible debt repurchase was done while completing your fourth

Securities and Exchange Commission
March 30, 2010

quarter 2009 year end closing process. In your response, describe the control procedure that identified the error. Indicate when you redesigned the relevant controls that you cite in your response. Please clarify if the control was redesigned before December 31, 2009. If not, tell us why you believe your controls are effective at December 31, 2009.
     Response 1. The Company has a Note Conversion Procedure accounting policy that was established in connection with the issuance of the Company’s convertible senior notes due 2024 (the “Notes”). This policy, as well as other accounting policies, are reviewed annually, generally in the second half of the year. The Company’s Note Conversion Procedure documentation in place at year-end 2008 and early 2009 outlined the processes and procedures required assuming the Company’s Notes would be converted and therefore settled in equity. In this manner of settlement, the appropriate accounting treatment of the write-off of unamortized debt issuance costs would be a reduction in additional paid-in capital (“APIC”). At the time the procedure was documented, the Company’s stock price trends supported a likely settlement of the Notes with equity, not cash. The procedure did not outline the accounting treatment of a cash settlement of the Notes. When the Notes were settled in early 2009 with cash, the Company incorrectly recorded the write-off of the unamortized debt issuance costs based on the documented policy. Management assumed that the original accounting entry related to this matter was correct based on the documented policy and did not appropriately consider the change in manner of settlement of the Notes – cash vs. equity, when reviewing the entries associated with the write-off of the unamortized debt issuance costs in the first quarter of 2009. The independent accountant’s first quarter review did not identify the error.
     The Company discovered the error in the preparation its year-end consolidated statements of stockholders’ equity. The preparation and review of the detail equity roll-forward work papers in conjunction with the preparation of the annual financial statements required the Company to again review the debt issuance cost write-off and highlighted the APIC adjustment was inappropriate given the cash settlement of the Notes.
     Independent of this above error, in the third quarter of 2009 the Company implemented a policy of preparing contemporaneous documentation for significant or unusual business transactions, including reviewing and challenging the Company’s existing documented accounting policies to validate the policies are applicable to the transaction being evaluated. The goal of this policy is to validate and document the appropriate accounting treatment of a transaction, based on the facts and circumstances of a particular transaction and the appropriate application of the Company’s accounting policies. Based on the implementation and performance of the control implemented, and the Company’s year-end procedures which did detect the error, the Company determined its internal control procedures were effective at December 31, 2009.

Securities and Exchange Commission
March 30, 2010

     Please direct any further questions or comments concerning this response letter to me at (952) 540-3050.

Sincerely, DIGITAL RIVER, INC.
By:	/s/ Kevin L. Crudden
Kevin L. Crudden, Esq.
Vice President and General Counsel

cc:      Thomas M. Donnelly, Chief Financial Officer, Digital River, Inc.

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